UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Angel Studios 001, Inc.
(Exact name of registrant as specified in its charter)

Delaware	93-4381776
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “might,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, the impact of the ongoing novel coronavirus (COVID-19) pandemic, and the impact of the war in Ukraine all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. Given the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

As used herein, “we”, “us”, “our”, “our Company”, “the Company”, and similar terms including Angel Studios, 001, Inc., unless the context indicates otherwise.

General

History

The Company was formed as a wholly owned subsidiary of Angel Studios, Inc., our parent company (“Parent Company”) for the sole purpose of exploiting the commercial potential of the film entitled “BONHOEFFER: PASTOR. SPY. ASSASSIN” (the “Picture”), pursuant to a licensing agreement with the Picture’s producer, Tharos Film Distribution, LLC (the “Producer”). In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

Regulation A Offering

In November 2024, the Company successfully completed its offering of $5,000,000 of its Series A Preferred Stock shares (the “Preferred Shares”), at an offering price of $1.00 per share in a “Tier 2” offering under Regulation A (the “Offering”). The proceeds from the Offering were used primarily to fund P&A marketing of the Picture’s theatrical release, as well as to market and distribute the Picture during the post-theatrical period.

Series A Preferred Stock Redemption

Once the Company has sufficient funds available, the Board of Directors (the “Board), will use revenue generated by its exploitation of the Picture to redeem the Preferred Shares at a price of $1.20 per Share. Upon redemption, holders of the Preferred Shares (“Preferred Shareholders”) will receive their investment principal plus a 20% return. Upon payment of an amount equal to $1.20 per Share, the Preferred Shares will be deemed automatically redeemed and returned to the Company as authorized and unissued Series A preferred stock. Preferred Shareholders have no voting rights other than as required by law or for any proposed amendments to the Company’s Certificate of Designation. Additionally, the Preferred Shares will not be convertible into, and Preferred Shareholders will not participate in any payments made to, the common stockholders or on any other stock of the Company. The Company will redeem the Preferred Shares before making any distributions to any of the other classes of stock of the Company, except as other may be required by applicable law.

In March 2025, the Board determined there was sufficient funds available from the exploitation of the Picture and all Preferred Shareholders were paid out $1.20 per share (the “Redemption”). As the Series A preferred stock has now been fully redeemed, the Preferred Shareholders no longer own the Preferred Shares or other equity in the Company. Therefore, regardless of the financial success of the Picture, the Preferred Shareholders’ returns from this investment was limited to $1.20 per Share, and no additional payments will be made to the Preferred Shareholders.

Current Operations

Our Company

The Company was formed to market and distribute the Picture, including by engaging in Prints & Advertising of the Picture’s theatrical release. The Company’s right to license, promote, and distribute the film is governed by the Distribution Agreement between our Company and the Producer, dated September 9, 2024. The Picture was released on November 22, 2024 in approximately 1,900 theaters. With a total domestic box office of $12.2 million according to The Number.com: https://www.the-numbers.com/movie/Bonhoeffer-Pastor-Spy-Assassin-(2024-Belgium)#tab=summary. After the domestic box office release, the Parent Company released the Picture on the Parent Company’s membership-based service (the “Guild”),  as well as releasing in various international locations through the World.

Competition

The Company competes with other companies that promote and license films similar to the Picture. In the film industry, competition in the licensing and promotion sector is intense, with several prominent companies leading the market, such as major studios like Village Roadshow Pictures, Pixar Animation Studios, Relativity Media, Amblin Entertainment, DreamWorks Animation LLC, Access Industries, Legendary Pictures Productions, and New Line Cinema. Each of these companies generates billions of dollars in global box office sales, leveraging diverse portfolios and partnerships with distribution platforms like Netflix, Amazon Prime, and Disney+. Therefore, even when a film has low ratings or does not perform comparatively well at the box office, the film may still generate revenue through streaming platforms due to existing relationships with streaming platforms.

Employees

The Company has no full-time employees and no part-time employees. All of the day-to-day operations are administered by our Parent Company, Angel Studios.

Legal Proceedings

The Company is not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

We were formed as a wholly owned subsidiary of our parent company for the sole purpose of exploiting the commercial potential of the Picture, pursuant to a licensing agreement with the Picture’s Producer. In particular, we were formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

Financial Operations Overview

Revenues

We have primarily generated revenue from theatrical distribution, theatrical Pay it Forward, and Angel Guild.

Theatrical distribution: Revenue comes from releasing the Picture with our exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, we receive a percentage of the box office revenue.

Theatrical Pay it Forward: We also collect Pay it Forward payments for the Picture’s theatrical release. These collections are used to offset the cost we incur to purchase free or discounted tickets, (“ticket redemption expenses”), for people who may not have otherwise been able to watch the film. If total theatrical Pay it Forward payments are in excess of total ticket redemption expenses, the excess amount will be recognized as revenue.

Angel Guild: Angel Guild revenue is the monthly amount earned from the Picture on the Owner’s streaming platform. This is a usage based royalty that is earned over time and recognized as revenue as the usage occurs.

Operating Expenses

Cost of revenue: Cost of revenues represents the direct costs incurred by us in generating our revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Components of cost of revenues include film delivery costs, theatrical booking software costs, merchandise costs, credit card fees, freight and shipping costs and costs of services provided.

Marketing expenses: Marketing expenses mainly include the promotion of the Picture and its theatrical release.

Operating expenses: Operating expenses consist of professional fees and other general corporate expenses.

Results of Operations

The following represents our performance highlights for the year ended December 31, 2024, as compared to the period from November 1, 2023 (date of inception) through December 31, 2023:

		For the Period from November 1, 2023 (date of inception) through	Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Revenues	$6,048,737	$—	$6,048,737	100%
Cost of revenue	508,290	—	508,290	100%
Marketing expenses	7,949,992	—	7,949,992	100%
Operating expenses	90,462	5	90,457	1,809,140%
Operating loss before income tax provision	(2,500,007)	(5)	(2,500,002)	50,000,040%
Income tax provision	—	—	—	0%
Net loss	$(2,500,007)	$(5)	$(2,500,002)	50,000,040%

Revenues

		For the Period from November 1, 2023 (date of inception) through	Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Theatrical distribution	$5,053,370	$—	$5,053,370	100%
Theatrical Pay it Forward	769,701	—	769,701	100%
Angel Guild	140,380	—	140,380	100%
Content licensing	72,783	—	72,783	100%
Merchandise	12,503	—	12,503	100%
Total Revenue	$6,048,737	$—	$6,048,737	100%

Revenue started in November 2024 with the theatrical release of the Picture. We were also able to generate revenue from various other sources during and after the theatrical release. We had no revenue during the December 31, 2023 period.

Operating Expenses

Cost of Revenue

Cost of revenue during the year ended December 31, 2024 was a result of the film delivery costs, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided. We had no cost of revenue during the December 31, 2023 period.

Marketing Expenses

Marketing expenses during the year ended December 31, 2024 include advertising and promotional activities, travel expenses related to sales and marketing activities, and costs of marketing materials. We had no selling and marketing expenses during the December 31, 2023 period.

Operating Expenses

Operating expenses during the year ended December 31, 2024 include audit fees, bank fees, business licenses fees, and other costs necessary to support the operations of the business. The increase in expenses was the result of a full year of operating during 2024 and the only fees incurred during the December 31, 2023 period was bank fees.

Liquidity and Capital Resources

Our cash balance went from $95 as of December 31, 2023 to $875,085 as of December 31, 2024, primarily due to cash used in operating activities of $3.9 million, which was offset by cash flow provided by financing activities of $4.7 million.

We have incurred losses since inception, and have funded a significant portion of our operations through the Offering. It was anticipated that most of our selling and marketing costs would be incurred during the theatrical release of the Picture. We have seen and continue to anticipate that most of our post-theatrical window revenues will be able to leverage the marketing already incurred from the theatrical window and selling and marketing expenses as a percentage revenue will decrease substantially. In March 2025, we had generated enough cash that the Board determined there was sufficient funds available from the exploitation of the Picture and all Preferred Shareholders were paid the Redemption.

We project that our existing capital resources, including cash and related-party receivables, will be sufficient to meet our operating requirements for at least the next twelve months.

Discussion of Operating, Investing, Financing Cash Flows

Operating Activities. Cash flows used in operating activities for the year ended December 31, 2024, as compared to the period ended December 31, 2023, were as follows:

	December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023	Net Change
Net cash used in operating activities	$(3,871,734)	$(5)	$(3,871,729)

Cash flows used in operating activities for the year ended December 31, 2024 was $3,871,734 million compared to cash flows used in operating activities of $5 for the period from November 1, 2023 (date of inception) through December 31, 2023. The increase in cash used in operating activities during 2024, compared to 2023, is due largely due to a full year of operations in 2024, the related-party receivables due from the our Parent, and the net loss generated from the selling and marketing expenses of the Pictures theatrical release during this year. The Company had no significant operating cash flow activities during 2023.

Financing Activities. Cash flows provided by financing activities for the year ended December 31, 2024, as compared to the period from November 1, 2023 (date of inception) through December 31, 2023, were as follows:

	December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023	Net Change
Issuance of common stock	—	100	(100)
Issuance of Series A preferred stock	5,000,000	—	5,000,000
Fees related to issuance of Series A preferred stock	(253,276)	—	(253,276)
Net cash provided by financing activities	$4,746,724	$100	$4,746,624

Cash flows provided by financing activities for the year ended December 31, 2024 were $4,746,724 compared to cash flows provided by financing activities of $100 for the period from November 1, 2023 (date of inception) through December 31, 2023. During 2024, and in preparation of the Picture’s theatrical release, we raised $5,000,000 million from the Offering, offset by $253,276 in fees related to the issuance of the Offering. During 2023, the only financing activity was $100 from the issuance of Common Stock.

Trends and Key Factors Affecting Our Performance

None

Item 3. Directors and Officers

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon	Chief Executive Officer	47	November 2023	n/a
Patrick Reilly	Chief Financial Officer; Director	44	November 2023	n/a
Ray Willardson	Vice President of Finance; Secretary	43	November 2023	n/a

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon. Neal has served as our Chief Executive Officer of the Company since November 2, 2023. Neal has also served as the Chief Executive Officer of our Parent Company, Angel Studios since 2013, and a member of Harmon Ventures LLC, a Utah limited liability company, our Parent Company’s largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers. Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Patrick Reilly. Patrick has served as our Chief Financial Officer since November 2, 2023. Patrick began providing consulting services to our Parent Company, Angel Studios, in March 2014 and joined Angel Studios as the Director of Finance in February 2016. Patrick is a seasoned veteran of tech startups. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for all finance and accounting duties. From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc. (now Maritz CX), where he was responsible for all finance and accounting duties of the company. Patrick graduated from the University of Utah with his M.B.A in 2020 and holds a B.S. in Business Administration from Utah Valley University.

Ray Willardson. Ray has served as our Vice President of Finance and Secretary since November 2, 2023. Ray has also served as the Vice President of Finance for our Parent Company since 2021, where he oversees all aspects of accounting, as well as portions of the finance, treasury, and strategic direction for the business. Prior to working at our Parent Company, Ray served as the Director of Reporting (from 2015 to 2020) and Vice President of Accounting (from 2020 to 2021) at sPower, a renewable energy company, where he oversaw all accounting matters for over 200 entities and a consolidated balance sheet of over $2 billion. Ray has extensive experience in finance and accounting.  He is a CPA, has 5 years of Big 4 auditing experience, and has excelled while working for large public companies and small start-ups. Ray graduated from Brigham Young University with a dual degree of B.S. in Accounting and MAcc in 2008.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our Company was incorporated on November 1, 2023. The Company has not yet paid its directors and officers Neal Harmon, Patrick Reilly and Ray Willardson (our “named executive officers”) any cash or other form of compensation from November 1, 2023 (inception) to date. Therefore, we have excluded a Summary Compensation Table for the period from November 1, 2023 (inception) to December 31, 2024, for the named executive officers. The Company has no intention of compensating the named executive officers. We expect the named executive officers will be compensated only by the Parent Company in connection with their services to the Parent Company. There are no compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Item 4. Security Ownership of Management and Certain Security holders

Principal Shareholders

The following table sets forth information about the current beneficial ownership of the Company at April 29, 2025 for:

•	Each person known to us to be the beneficial owner of more than 10% of the Company’s voting securities ;

•	Each director and executive officer who beneficially owns more than 10% of the Company’s voting securities; and

•	All of the executive officers and directors as a group.

Unless otherwise noted below, the address for each beneficial owner listed on the table is in care of Angel Studios 001, Inc., 295 W Center St., Provo, Utah 84601. We have determined beneficial ownership in accordance with the rules of the SEC. We believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 100 shares of our common stock outstanding as of April 29, 2025. The Company authorized and created 5,000,000 shares of Series A Preferred Stock, none of which is issued and outstanding after the Redemption.

The Company has not issued any options, convertible notes, or restricted stock units to include in its calculation of the beneficial ownership information below.

	Common Stock Shares
	Beneficially Owned Prior to this Offering
Name of Beneficial Owner	Number	Percent
Directors and Named Executive Officers:

Neal Harmon, Chief Executive Officer	0	0

Patrick Reilly, Chief Financial Officer and Director	0	0

Ray Willardson, Vice President of Finance and Secretary	0	0

All named executive officers and members of the Board of Directors as a group (3 persons)	0	0

10% holders:
Angel Studios, Inc.(1)	100	100%

(1)	The Board of Directors of Angel Studios, Inc. has voting and dispositive control of the Company’s common stock held by Angel Studios, Inc. Because any action of Angel Studios, Inc. requires the vote of a majority of the Board of Angel Studios, Inc., no single member has voting or dispositive control.

Item 5. Interest of Management and Others in Certain Transactions

The following is a description of each transaction since November 1, 2023 (inception of the Company) and each currently proposed transaction in which:

•	We have been or will be a participant;

•	The amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years; and

•	Any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The following also describes certain other transactions of the Company in which our officers and/or directors have a direct or indirect interest.

Share Issuance to Parent Company

On November 2, 2023, we sold and issued 100 shares of our 0.00001 par value per share common stock to our Parent Company, in exchange for $100. All of our officers and directors are also officers and/or directors of our Parent Company.

Series A Preferred Stock Issuance to a Member of the Board

One of our Board members and CFO, Patrick Reilly, purchased 100,000 shares of Series A Preferred Stock in the Offering for $100,000. Upon payment of the Redemption, Mr. Reilly received $120,000 for his redemption of the 100,000 shares and as such, His shares have been fully redeemed.

Services Agreement with Parent Company; Platform Ownership and Operation

We have entered into a Services Agreement with our Parent Company, pursuant to which our Parent Company agreed to provide marketing and other services in connection with the Picture on behalf of the Company. We will also distribute the Picture through the Platform owned and operated by our Parent Company. For a more detailed description of the Services Agreement, please see the section titled “Description of Business – Revenue Streams.” All of our officers and directors authorizing execution of the Services Agreement and use of the Platform for distribution are also officers and/or directors and shareholders of our Parent Company.

Item 6. Other Information

None.

Item 7. Financial Statements

ANGEL STUDIOS 001, INC.

Financial Statements

As of December 31, 2024 and 2023
and for the year Ended December 31, 2024
and for the Period from November 1, 2023 (date of inception) through December 31, 2023

Together with Independent Auditors’ Report

Independent Auditors’ Report

The Stockholders of Angel Studios 001, Inc.

Opinion

We have audited the accompanying financial statements of Angel Studios 001, Inc. (the Company) which comprise the balance sheets as of December 31, 2024 and 2023, the related statement of operations, stockholders’ equity, and cash flows for the year ended December 31, 2024 and for the period from November 1, 2023 (date of inception) through December 31, 2023, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the year ended December 31, 2024 and for the period from November 1, 2023 (date of inception) through December 31, 2023, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/Tanner LLC

April 29, 2025

Balance Sheets

	December 31, 2024	December 31, 2023
Assets

Cash	$875,085	$95
Related-party receivable	1,371,727

Total assets	$2,246,812	$95

Liabilities and Stockholders' Equity

Liabilities	$-	$-

Stockholders' equity:
Series A preferred stock, net of issuance costs, $0.00001 par value, 5,000,000 shares authorized; 5,000,000 and 0 shares issued and outstanding, respectively	50	-
Common stock, $0.00001 par value, 1,000 shares authorized; 100 and 100 shares issued and outstanding, respectively	-	-
Additional paid-in capital	4,746,774	100
Accumulated deficit	(2,500,012)	(5)

Total liabilities and stockholders' equity	$2,246,812	$95

See accompanying notes to financial statements

Statements of Operations

	December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023
Revenues	$6,048,737	$-

Cost of revenue	508,290	-
Marketing expenses	7,949,992	-
Operating expenses	90,462	5
Operating loss before income tax provision	(2,500,007)	(5)

Income tax provision	-	-

Net loss	$(2,500,007)	$(5)

Net loss per common share - basic	$(25,000)	$(0.05)
Net loss per common share - diluted	$(25,000)	$(0.05)

Weighted average common shares outstanding - basic	100	100
Weighted average common shares outstanding - diluted	100	100

See accompanying notes to financial statements

Statements of Stockholders’ Equity

	Capital Stock
	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of November 1, 2023 (Inception)	-	$-	-	$-	$-	$-	$-

Issuance of Common Stock	-	-	100	-	100	-	100

Net loss	-	-	-	-	-	(5)	(5)

Balance as of December 31, 2023	-	$-	100	$-	$100	$(5)	$95

Issuance of Series A Preferred Stock, net of issuance costs	5,000,000	50	-	-	4,746,674	-	4,746,724

Net loss	-	-	-	-	-	(2,500,007)	(2,500,007)

Balance as of December 31, 2024	5,000,000	$50	100	$-	$4,746,774	$(2,500,012)	$2,246,812

See accompanying notes to financial statements

Statements of Cash Flows

	December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023
Cash flows from operating activities:
Net loss	$(2,500,007)	$(5)
Changes in operating assets:
Related-party receivable	(1,371,727)	-

Net cash used in operating activities	(3,871,734)	(5)

Cash flows from investing activities	-	-

Cash flows from financing activities:
Issuance of common stock	-	100
Issuance of Series A preferred stock	5,000,000	-
Fees related to issuance of Series A preferred stock	(253,276)	-
Net cash provided by financing activities	4,746,724	100

Net change in cash	874,990	95

Cash at beginning of period	95	-

Cash at end of period	$875,085	$95

See accompanying notes to financial statements

Notes to Financial Statements

1.            Organization and Summary of Significant Accounting Policies and Related Matters

Nature of Operations

Angel Studios 001, Inc. (the Company), is a Corporation organized under the state of Delaware. The Company commenced operations on November 1, 2023 and is managed by Angel Studios, Inc. (Owner).

The Company was formed for the sole purpose of exploiting the commercial potential of the film entitled “BONHOEFFER: PASTOR. SPY. ASSASSIN” (the “Picture”), pursuant to a licensing agreement with the Picture’s producer, Tharos Film Distribution, LLC (the “Producer”). In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

The Company was originally named Angel Studios SPV – Cabrini, Inc., but changed it’s name to Angel Studios 001, Inc. in May 2024.

Services Agreement

The Company has entered into a services agreement (the “Services Agreement”) with the Owner, pursuant to which the Owner agreed to provide marketing and other services in connection with the Picture on behalf of the Company. The costs for these services are typically paid for by the Owner but reimbursable by the Company. The Owner is also responsible for collecting proceeds from revenue, which is due to the Company once the Owner receives the cash.

Regulation A Offering

In November 2024, the Company successfully completed its offering of $5,000,000 of its Series A Preferred Stock shares (the “Shares”), at an offering price of $1.00 per share in a “Tier 2” offering under Regulation A (the “Offering”). The proceeds from the Offering were transferred to the Owner to fund theatrical and post-theatrical ‘Prints & Advertising’ (“P&A”) marketing as governed by the Services Agreement.

Basis of Presentation and Use of Estimates in Financial Statements

The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Regularly, the Company evaluates the assumptions, judgments, and estimates. Actual results may differ from these estimates.

Liquidity

The financial statements have been prepared assuming the Company will continue to operate as a going concern within one year from the date of issuance of these financial statements. The Company has incurred losses since inception, and has funded a significant portion of its operations through the Offering. It was anticipated that most of the selling and marketing costs would be incurred during the theatrical release of the Picture. The Company has seen and continues to anticipate that most of the post-theatrical window revenues will be able to leverage the marketing already incurred from the theatrical window and selling and marketing expenses as a percentage revenue will decrease substantially. We project that our existing capital resources, including cash and related-party receivables, will be sufficient to meet our operating requirements for at least the next twelve months.

Concentration of Credit Risk

The Company’s cash is held in a non-interest-bearing account that may exceed the Federal Deposit Insurance Corporation (the “FDIC”) insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations.

Major vendors are defined as those vendors having expenditures made by the Company which exceed 10.0% of the Company’s total cost of revenues. Concentrations of vendors were as follows for the years ended December 31:

	2024	2023
Vendor A	20%	—%
Vendor B	13%	—%

Major customers are defined as those customers generating revenues for the Company which exceed 10.0% of the Company’s total recognized revenues. Concentrations of customers were as follows for the years ended December 31:

	2024	2023
Customer A	24%	—%
Customer B	15%	—%
Customer C	13%	—%

Liability of Owner

The Owner is not personally liable for any obligations of the Company and has no obligation to make contributions to the Company.

Related-Party Receivable

The Company has a related-party receivable from the Owner consisting of: 1) the amount raised from the Offering, which was subsequently transferred to the Owner from the Offering, 2) the amount remaining to be collected by the Owner from the proceeds of revenue, and 3) the reduction of the receivable by the amounts owed to the Owner from costs related to the Services Agreement. Management does not believe an allowance for credit losses is necessary.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. The Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

		For the Period from November 1, 2023 (date of inception) through	Change
	December 31, 2024	December 31, 2023	2024 vs. 2023
Theatrical	$5,053,370	$—	$5,053,370	100%
Theatrical Pay it Forward	769,701	—	769,701	100%
Angel Guild	140,380	—	140,380	100%
Content licensing	72,783	—	72,783	100%
Merchandise	12,503	—	12,503	100%
Total Revenue	$6,048,737	$—	$6,048,737	100%

Theatrical Release Revenue

Theatrical release revenue is revenue recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Theatrical Pay it Forward Revenue

The Company also collects Pay it Forward payments for the Picture’s theatrical release. These collections are used to offset the cost the Company incurs to purchase free or discounted tickets, (“ticket redemption expenses”), for people who may not have otherwise been able to watch the film. If total theatrical Pay it Forward payments are in excess of total ticket redemption expenses, the excess amount will be recognized as revenue.

Angel Guild Revenue

Angel Guild revenue is the monthly amount earned from the Picture on the Owner’s streaming platform. This is a usage based royalty that is earned over time and recognized as revenue as the usage occurs.

Content Licensing

The Company’s content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage based royalties. The Company’s fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple license periods (windows), rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or usage based royalties represent amounts due to us based on the “sale” or “usage” of the Company’s content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Content licensing arrangements can last between several months to up to ten years. The typical period ranges around three years.

Merchandise Revenue

The Company has partnered with creators to distribute the creators’ licensed original content and related merchandise. Merchandise revenue represents apparel, DVDs, Blu-rays, books and other intellectual property. Revenue is recognized upon shipment of the merchandise and is recognized at a point in time, when physically shipped.

The following table presents the Company’s revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	For the year ended December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023
Point in time revenue	$5,908,357	$—
Over time revenue	140,380	—
Total revenue	$6,048,737	$—

The Company does not disclose revenue by geography as it is impracticable to do so. The Company’s business operations involve complex, interconnected revenue streams that are not easily attributable to specific geographic regions. Revenue is often generated through multi-region engagements, global contracts and shared operational resources, making geographic segmentation inaccurate or misleading. As a result, providing such information would not reflect the true nature of the Company’s business and could lead to misinterpretation.

Cost of Revenue

Cost of revenue represents the direct costs incurred by the Company in generating its revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Cost of revenues is recognized in the statements of operations in the period in which the related revenue is recognized, following the matching principle.

Components of cost of revenue include licensing royalty expense, film delivery costs, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided.

Marketing Expenses

Marketing expenses represent costs incurred by the Company in promoting and selling the Picture. These expenses are recognized in the statements of operations in the period in which they are incurred.

Components of marketing expenses include advertising and promotional activities, travel expenses related to sales and marketing activities, and costs of marketing materials. It also includes costs incurred by the Company to purchase movie tickets for giving away, which costs are offset by the Pay it Forward receipts the Company receives from customers who Pay it Forward for others to see the show. The total amount of pay-it-forward receipts that were offset against marketing costs during the years ended December 31, 2024 and 2023 were $42,966 and $0, respectively.

Operating Expenses

Operating expenses represent costs incurred by the Company that are not directly attributable to the production of goods or services. These expenses include, but are not limited to, audit fees, bank fees, business licenses fees, and other costs necessary to support the operations of the business.

Operating expenses are recognized in the statements of operations in the period in which they are incurred. Expenses are measured at the fair value of the consideration given in exchange for goods or services received.

Contributed Capital

In November 2023, the Company received contributed capital from the Owner of approximately $100.

Basic and Diluted Earnings (Loss) Per Share

Basic loss per share attributable to the Company is computed by dividing loss attributable to the Company by the weighted-average number of shares outstanding during the period. Diluted loss per share attributable to the Company gives effect to all dilutive potential shares that are outstanding during the period (if any) and excludes stock options that are anti-dilutive as a result of any net losses during the period.

Income Taxes

The Company analyzes the financial statement effect of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the amount expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement amount is recognized. As of December 31, 2024, the Company had no uncertain tax positions. The Company recognizes interest and penalties, if any, related to uncertain tax positions as operating expenses. The Company currently has no federal or state tax examinations in progress.

2.	Commitments and Contingencies

Legal Proceedings

The Company, from time to time, might become involved in litigation arising in the normal course of business. Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results from operations or liquidity. The actual amounts from the resolution of these matters could vary from management’s estimate.

3.	Class A Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock, par value $0.00001 per share with all authorized shares of preferred stock designated as Series A preferred stock. As of December 31, 2024 and 2023, 5,000,000 shares and 0 shares, respectively, of Series A preferred stock, have been issued.

Stated Value

Each share of Series A preferred stock has a stated value of $1.20 per share (the “Repayment Amount”), which is the value of the price of each share ($1.00) plus a 20% return. Other than the Repayment Amount, the Series A preferred stockholders shall not participate in any profits of the Company beyond the payment of the Series A Repayment Amount.

Voting Rights

The holders of Series A preferred stock shall be entitled to zero (0) votes per share on each matter to be voted on by the stockholders of the Company.

Deemed Redemption

Once the Series A preferred stock stated value of $1.20 has been fully paid, the shares of preferred stock shall be deemed automatically redeemed. Once redeemed, the shares shall be returned to the Company as unissued shares of Series A preferred stock.

4.	Common Stock

The Company has authorized capital stock consisting of 1,000 shares of common stock, par value $0.00001 per share. As of December 31, 2024 and 2023, 100 shares and 100 shares, respectively, of common Stock, have been issued.

Voting Rights

The holders of common stock shall be entitled to one (1) vote per share on each matter to be voted on by the stockholders of the Company.

Dividends

Subject to the rights of the holders of preferred stock, dividends may be paid on the outstanding shares of common stock as and when declared by the Board of Directors, out of funds legally available.

Liquidation Rights

Subject to the rights of the holders of preferred stock, the holders of common stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution after the Company has paid the Repayment Amount to Holders of Series A preferred stock. Such assets and funds shall be divided among and paid to the holders of common stock, on a pro-rata basis, according to the number of shares of common stock held by them.

5.	Earnings per Share

The following table represents the Company’s earnings per share for the three months and year ended December 31:

	For the year ended December 31, 2024	For the Period from November 1, 2023 (date of inception) through December 31, 2023
Numerator:
Net loss	$(2,500,007)	$(5)

Denominator:
Weighted average basic shares outstanding	100	100
Effect of dilutive shares	—	—
Weighted average diluted shares	100	100

Net loss per common share - basic	$(25,000)	$(0.05)
Net loss per common share - diluted	$(25,000)	$(0.05)

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

6.	Income Taxes

The items accounting for differences between income taxes computed at the federal statutory rate and the provision (benefit) recorded for income taxes are as follows for the years ended December 31:

	2024	2023
Federal income tax at statutory rates	$(525,001)	$—
State income tax at statutory rates	(89,787)	—
Change in valuation allowance	614,788	—
	$—	$—

Significant components of the Company’s net deferred income tax assets, which are included in other long-term assets on the balance sheets, are as follows as of December 31:

	2024	2023
Net operating loss carryforwards	$614,788	$—
Valuation allowance	(614,788)	—
	$—	$—

As of December 31, 2024, the Company had net operating loss (“NOL”) carryforwards available to offset future taxable income, of approximately $2.5 million. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.” In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50.0% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure.

7.	Subsequent Events

Subsequent events have been evaluated through April 29, 2025, which is the date the financial statements were available to be issued.

In March 2025, the Company determined there was sufficient funds available from the exploitation of the Picture and all holders of Series A preferred stock were paid out $1.20 per share. As the Series A preferred stock has now been fully redeemed, the shares have been returned to the Company as unissued shares of Series A preferred stock.

Item 8. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-K.

Exhibit Number	Description
1.1	Certificate of Incorporation filed with Delaware Secretary of State on November 2, 2023, and amendment thereto filed May 24, 2024, incorporated by reference to Exhibit 2.1 of our Form 1-A filed September 11, 2024
1.2	Bylaws, incorporated by reference to Exhibit 2.2 of our Form 1-A filed September 11, 2024.
2.1	Series A Preferred Designation, incorporated by reference to Exhibit 2.3 of our Form 1-A filed September 11, 2024.
4.1	Form of Subscription Agreement for Regulation A Offering, incorporated by reference to Exhibit 4.1 of our Form 1-A filed September 11, 2024.
6.1	Services Agreement with Angel Studios, Inc. dated September 9, 2024, incorporated by reference to Exhibit 6.1 of our Form 1-A filed September 11, 2024.
6.2	Distribution Agreement with Tharos Film Distribution, LLC dated September 9, 2024, incorporated by reference to Exhibit 6.2 of our Form 1-A filed September 11, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 29, 2025.

Angel Studios 001, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer	April 29, 2025
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer and Director	April 29, 2025
Patrick Reilly	(Principal Financial and Accounting Officer)